Exhibit 99.2

BCD SEMICONDUCTOR MANUFACTURING LIMITED

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON FEBRUARY 28, 2013

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned, being the registered holder(s) of             ** share(s) of US$0.001 par value each of BCD Semiconductor Manufacturing Limited, hereby appoints the Chairman of the Extraordinary General Meeting or                      of                     *, as my/our Proxy(ies) with full power of substitution, to represent and to vote the aforesaid number of share(s) that the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of BCD Semiconductor Manufacturing Limited to be held on February 28, 2013, at 10:30 a.m. (Pacific time), at the offices of Covington & Burling LLP at 333 Twin Dolphin Drive, Suite 700, Redwood Shores, California 94065, U.S., or at any adjournments or postponements thereof, and instructs the said Proxy(ies) to vote as stated below.

Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

*Note: If no name is inserted, a shareholder is deemed to have nominated the chairman of the meeting as proxy.

**Note: If no number is inserted, a shareholder is deemed to have appointed the Proxy(ies) to represent and vote all of the shareholder’s shares.

VOTE BY MAIL, FAX OR E-MAIL:

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Jamie Huang, BCD Semiconductor Manufacturing Limited, No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai 200241, People’s Republic of China; BY FAX to Jamie Huang at (+86-21) 2416-2277; or BY EMAIL to Jamie Huang at jmhuang@bcdsemi.com by 10:30 a.m. (Pacific time) on February 26, 2013. If you return your signed, dated and completed proxy card by fax or e-mail, please call to confirm receipt: Jamie Huang at (+86-21) 2416-2298, and also send the proxy card by mail using the postage-paid envelope we have provided.

	The Board of Directors recommends you vote FOR the following proposals:	For	Against	Abstain

1.	As special resolutions, that the agreement and plan of merger dated as of December 26, 2012 by and among the Company, Diodes Incorporated, and Diodes Cayman Islands Company Limited, as it may be amended from time to time (referred to herein as the “merger agreement”) and the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands pursuant to Section 233 of the Companies Law of the Cayman Islands (2012 Revision) (referred to herein as the “Cayman plan of merger”), and any and all transactions contemplated by the merger agreement, be approved and authorized and that upon the Effective Date of the merger (as defined in the Cayman plan of merger), the Company shall amend and restate its memorandum and articles of association in the form attached to the Cayman plan of merger); and	☐	☐	☐

2.	As an ordinary resolution, that the extraordinary general meeting be adjourned, if necessary or appropriate, to solicit additional proxies in favor of the approval and authorization of the merger agreement and the Cayman plan of merger in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting.	☐	☐	☐

Please indicate with an “X” in the spaces provided how you wish your vote(s) to be cast for the resolution as set out in the Notice of the Extraordinary General Meeting and Proxy Statement enclosed herewith and summarized above.

NOTE: Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED:

Signature	Date	Signature (Joint Owners)

Title		Title